SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of December 2004

(Commission File No. 001-32221)

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Rua Tamoios 246
Jardim Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

GOL LINHAS AÉREAS INTELIGENTES S.A.
C.N.P.J./M.F. n.º 06.164.253/0001-87
N.I.R.E. [•]

STOCK OPTION PLAN APPROVED BY THE SPECIAL SHAREHOLDERS’ MEETING OF GOL LINHAS AÉREAS INTELIGENTES S.A., HELD ON DECEMBER [•], 2004

1. OBJECTIVE OF THE PLAN

This Stock Option Plan (the “Plan”) is aimed at promoting the interests of GOL LINHAS AÉREAS INTELIGENTES S.A. (the “Company”) and its subsidiaries, by encouraging Management and Employees of both the Company and its subsidiaries (as defined under item 3, below) to contribute substantially to the Company’s success, by offering stock options on the Company’s share capital.

2. MANAGEMENT OF THE PLAN

Management. The current Plan shall be managed by both the Compensation Committee (the “Committee”), which is connected to the Company’s Board of Directors (the “Board”), and the Board itself.

Advisors. The Committee might make use of one or more of the Company’s employees or managers as advisors, at its sole discretion and as it might render necessary to the perfect execution of its tasks.

Non-restriction. The Board is responsible for deciding which Committee members are eligible for the Plan. The Committee members shall only be entitled to the stock options that are the object of the Plan pursuant to the express authorization of the Board. In case they are Company employees, Committee members shall be entitled to receive the stock options that are the object of the Plan pursuant to the express authorization of the Board. However, the employees or managers of both the Company and its subsidiaries who work as advisors to the Committee shall be entitled to acquire the stock options that are the object of the Plan and to receive them.

Powers and Limitations. The Committee shall have extensive powers to implement the Plan and to take all measures it deems necessary and suitable for its management. The Committee’s decisions are final and binding for the Company concerning the issues related to the Plan, except in relation to the matters below, which are subject to subsequent ratification by the Board: i) the total number of options to be granted in each calendar year; ii) the beneficiary participants of the options in each calendar year; and iii) the amount of options to be granted to each participant in each calendar year. In exercising its authority, the Committee’s decisions shall be subject to: i) ratification by the Board; and ii) the limits established by the law, the applicable regulation, the Plan, and the directives set forth by the Company's shareholders gathered in a general meeting. The casus omissi shall be regulated by the Board, which, at its sole discretion, may consult the General Shareholders’ Meeting.

3. PARTICIPANTS

Participants. Those persons selected at the sole discretion of the Committee shall participate in the Plan, provided that they have been exercising the functions which have made them eligible for at least six (6) months prior to the date on which the option is granted, in one of the following categories: CEO, Vice-President, Officer, Advisor and General Manager.

For the purposes of this Plan:

  “CEO” means the individual occupying the position of statutory officer of the Company or its subsidiaries, under the name of “Diretor Presidente.”

  “Vice-President” means the individual occupying the position of statutory officer of the Company or its subsidiaries, under the name of “Diretor Vice-Presidente.”

  “Director” means any individual who is a member of the Company’s or its subsidiaries’ Board of Directors, under the name of “Conselheiro.”

  “Officer” means any individual occupying the position of “Diretor” in the Company or its subsidiaries.

  “Advisor” means any individual occupying the position of “assessor” to the CEO or to the Vice-President of the Company or its subsidiaries.

  “General Manager” means any employee of the Company or its subsidiaries occupying the position of “Gerente Geral.”

Differentiated Treatment. The Committee may treat differently participants who are in similar circumstances, not being obliged, by any equality or analogy rule, to extend to other participants any condition, benefit or decision that it deems applicable only to certain participants. The Committee may also establish special treatment for exceptional cases, during the effective period of each stock option right, provided that neither the rights already granted to the beneficiaries nor the basic principles of the Plan are affected. Such exceptional circumstance shall not constitute a precedent that may be invoked by other beneficiaries.

Retention in the Job or Function. No provision of the Plan shall grant rights to the beneficiaries in relation to guaranteed retention as an employee or service provider of the Company or its subsidiaries, nor shall it, subject to the legal conditions and those pertaining to the employment contract or to the service agreement, as the case may be, interfere in any way with the right of the Company or its subsidiaries to terminate, at any time, the employment relationship with the participant. In addition, no provision of the Plan shall grant to any option holder rights pertaining to their retention up to the end of their term as an Officer or member of management, nor shall it interfere, in any way, with the right of the Company or its subsidiaries of removing them from office, nor shall it ensure the right of their reelection to the position.

Adherence. Each participant of the Plan shall expressly adhere to it, by means of a written statement, pursuant to the terms of the Plan, with no qualification, becoming thus obliged to comply with all provisions hereby agreed upon.

4. OPTION GRANTING CRITERIA

Granting Criteria. The Committee shall establish option Granting Criteria (the “Granting Criteria”) for each category of participant in order to fulfill the objectives of this Plan.

Option Granting. The stock option granting to the participants chosen by the Committee shall take place by December 31 of each calendar year. The option granting date shall be called in this Plan as the “Granting Date.” In case one participant has changed from one eligible category to another prior to a given Granting Date, said participant shall be qualified to the granting according to the Granting Criteria applicable to the category to which same has belonged for more than six (6) months prior to such date. However, in case a participant has changed from an eligible category to one which is non-eligible, and, therefore, belongs to a non-eligible category on the Granting Date, same shall not qualify for the granting.

Disclosure and Content of the Granting Criteria. The Granting Criteria shall be disclosed in the second half of each calendar year and, provided the general criteria set forth by this Plan are complied with, they shall establish:

(i)

The number of options per participant applicable to each category, taking into account that, in the absence of any specific decision, the number of options per participant per category shall be the following:

Category	# of Options
CEO	13,010
Vice-President	8,603
Director	8,603
Officer	4,115
Advisor	4,115
General Manager	1,683

(ii)

The strike price of the options to be granted in the calendar year shall be equal to the average price of the shares of the same class recorded in the last sixty (60) trading sessions prior to the Granting Date, which shall be adjusted pursuant to the IGP-M, a general price index published by the Fundação Getúlio Vargas, from the Granting Date until the date of effective payment;

(iii)	Any additional restrictions provided for in this Plan to the shares subscribed through the exercise of the options; and

(iv)	Occasional penalties.

Interpreting the Granting Criteria. In case of conflict between the Granting Criteria and the provisions set forth by this Plan or by any instrument or contract entered into as a result of the Plan, the provisions contained herein shall prevail.

Option Terms. The terms and conditions for each option granted according to the Plan shall be established in the Instrument of Adherence to the Stock Option Plan signed by the participant.

5. OPTION EXERCISE

Vesting. One-fifth (1/5) of the total options granted to a participant in a calendar year shall be available to be exercised on each anniversary of the option granting, in such a way that, on the fifth anniversary of the option granting, the total options granted to a participant in a calendar year are free to be exercised. The options that can be freely exercised according to this Plan may be exercised by the participant up to the tenth (10th) anniversary of its respective Granting Date.

Form of Exercise. For the purposes of exercising the option, the holder shall enter into a subscription, purchase or sale contract with the Company, as the case may be, or any other document that may be designated by the Committee, which shall contain the number of shares acquired or subscribed and their class, and the strike price and the payment terms approved by the Committee pursuant to the instruments under which the option right was granted.

Shareholder’s Rights. No participant shall have any of the rights or privileges accorded to a Company shareholder until the options are duly exercised and the shares that are the object of the options are acquired or subscribed.

6. SHARES INCLUDED IN THE PLAN

Number of Shares Included in the Plan. The stock options granted according to the Plan may confer rights over a number of shares that does not exceed, at any time, five percent (5%) of the Company’s shares. In case the options granted are not exercised, the shares related to them shall not be computed again in the number of shares included in the Plan.

Class of Shares Included in the Plan. The stock options granted according to the Plan may confer rights related to preferred shares.

Mandatory Adjustments. If the amount of Company shares is increased, decreased or if the shares are exchanged for those of a different class as a result of a stock dividend, or any form of recapitalization or a stock split or reverse split, the Committee shall carry out the required adjustments to the number and class of shares that have been issued pursuant to the options that were exercised and to those which were granted but were not exercised. The adjustments shall not change the total subscription or acquisition price of the options granted but not exercised. No fraction of the shares shall be sold or issued according to the Plan or any of these adjustments.

Optional Adjustments. Whenever it deems necessary or appropriate, due to transactions that have effects similar to those that raise mandatory adjustments, the Committee may carry out the adjustments it deems necessary to the number and class of shares that have been issued pursuant to the options that were exercised and to those that were granted but were not exercised. The adjustments shall not change the total subscription or acquisition price of the options granted but not exercised. No fraction of the shares shall be sold or issued according to the Plan or any of these adjustments.

7. PAYMENT OF THE STRIKE PRICE

Minimum Realization Price and Payment in Cash. The share price shall be paid, in cash or, exceptionally, in other forms as defined by the Committee, by the holders of the stock option, provided that the minimum realization stipulated by the law is respected.

Dividends. Unless otherwise decided by the Committee, the shares acquired as a result of the option exercise shall be entitled, pro rata temporis of the amount declared, to dividends in cash over the profits when the subscription is exercised. The dividends related to the shares issued or sold due to the option exercise that are not entirely paid in or settled shall be retained and kept by the Company in a special segregated account until the end of the deadline and/or the fulfillment of the respective paying in or settlement obligations.

8. TENDER OF THE SHARES AND RESTRICTIONS ON THEIR TRANSFER

Tender of the Shares. No share shall be tendered to the holder as a result of the option exercise unless all legal and regulatory requirements, and those arising from this Plan, are entirely fulfilled.

Restrictions on the Transfer of the Shares until Full Settlement. The shares arising from the stock option exercise may not be sold to third parties until they are fully settled and paid in.

Preemptive Rights. Subject to the provisions contained in the previous paragraph, prior to carrying out any transfer of shares acquired as a result of the Plan, the participant is required to notify the Company so that same exercises, within thirty (30) days, as of the receipt of such notification, its preemptive right to repurchase such shares. In the event that the Company chooses to exercise such preemptive right, it shall not be bound to the price and terms offered by any third parties to the Participant. In addition, the amount to be paid by the Company for each Share that is the object of the repurchase shall be equal to its Market Value (as defined below) on the date the preemptive right is exercised.

For the purposes of this Plan, Market Value means the average price of shares of the same class recorded in the last sixty (60) trading sessions prior to the date the preemptive right is exercised by the Company, which shall be adjusted pursuant to the IGP-M, a general price index published by the Fundação Getúlio Vargas, from the Granting Date until the date of effective payment.

Transfer of the Shares Acquired through Exercising the Options. Not only may the Committee set forth limits on the transfer of the shares, but it may also establish the preemptive rights, the price and the terms for their repurchase, including those shares that may be acquired as a result of a bonus, stock split, subscription or any other form of acquisition, provided that such holder’s rights were originated by the Plan.

9. TERMINATION

Termination. For the purposes of this Plan, “Termination” means any act or fact which, whether with due cause or not, terminates the legal relationship between the option holder and the Company or its subsidiaries, except in the case of retirement, permanent disability or death. Termination also includes removal from office, substitution or non-reelection as manager, as well as the rescission of the employment contract or service agreement.

Termination Caused by the Company or by the Participant. In case of Termination for any reason, except with due cause, all options that have been granted to the participant, and which are not yet exercisable, shall become automatically extinct, for all legal purposes, regardless of any termination notice or severance pay. Nevertheless, the option holder shall have the right to exercise the options already exercisable on the date of termination for the non-renewable period of ninety (90) days, as of the date of termination and pursuant to payment in cash. In addition, if the shares subscribed or acquired as a result of the Plan are not entirely paid in or settled, the participant shall have ninety (90) days, as of termination, to make the full payment or the number of their shares shall be reduced pro rata to the amount effectively settled or paid in.

Termination with Due Cause. In the case of Termination of the Company’s or its subsidiaries’ option holders for due cause, all options that were granted them and which were not yet exercisable, shall become automatically extinct for all legal purposes, regardless of any termination notice or severance pay. Nevertheless, the option holder shall have the right to exercise, on the date of Termination and pursuant to payment in cash, the options already exercisable on that date. In addition, if the shares subscribed or acquired as a result of the Plan are not entirely paid in or settled, the participant’s number of shares shall be reduced pro rata to the amount effectively settled or paid in.

Call Option of the Company. The Company, or (a) third part(y)ies indicated by same, shall have, for a period of thirty (30) days, as of the participant’s Termination, the option to purchase, at their Market Value on the date of the participant’s termination, all preferred shares originally subscribed or acquired as a result of the Plan, including those shares that are acquired after the Termination as a result of options already exercisable or as a result of a bonus, stock split, subscription or any other form of acquisition, provided that such participant’s rights were originated by the Plan.

10. PARTICIPANT’S DEATH; PERMANENT DISABILITY OR RETIREMENT

Death. Should an option holder die, all options pertaining to same and not already exercisable shall immediately become exercisable, and the option shall extend to the heirs and successors of the option holder, by legal succession or by disposition of inheritance. The option may be fully or partially exercised by the heirs and/or successors of the option holder, with payment in cash. In addition, if the shares subscribed or acquired as a result of the Plan are not entirely paid in or settled, the participant's legal representative shall have ninety (90) days, as of the termination, to make the full payment or the number of their shares shall be reduced pro rata to the amount effectively settled or paid in.

Permanent Disability. Should a participant become permanently disabled, all of the options not yet exercisable shall become immediately extinct, regardless of termination notice or severance pay. The options already exercisable shall be exercised by the close of business of the day subsequent to the communication of termination caused by disability, provided that the payment is made in cash. In addition, if the shares subscribed or acquired as a result of the Plan are not entirely paid in or settled, the participant shall have ninety (90) days, as of the termination caused by permanent disability, to make the full payment or the number of their shares shall be reduced pro rata to the amount effectively settled or paid in.

Retirement. In case of retirement of a participant, all of the non-exercisable options shall become immediately extinct, regardless of termination notice or severance pay. The options already exercisable shall be exercised by the close of business of the day subsequent to the communication of retirement, and the payment of the strike price shall be made in cash. In addition, if the shares subscribed or acquired as a result of the Plan are not entirely paid in or settled, the participant shall have ninety (90) days, as of the termination caused by permanent disability, to make the full payment or the number of their shares shall be reduced pro rata to the amount effectively settled or paid in.

Call Option of the Company. The Company, or (a) third part(y)ies indicated by same, shall have, for a period of thirty (30) days, as of the participant’s death, retirement or permanent disability, the option to purchase, at their Market Value on the date of the participant’s termination, all the preferred shares originally subscribed or acquired as a result of the Plan, including those shares that are acquired afterwards as a result of options already exercisable or as a result of a bonus, stock split, subscription or any other form of acquisition, provided that said participant’s rights were originated by the Plan.

11. APPLICABLE REGULATION

Applicable Regulation. This Plan, the options granted based on same, and the subscription of new shares or the acquisition of treasury stock derived from the options shall respect: (i) the applicable rules of the Brazilian Securities and Exchange Commission (CVM); and (ii) the restriction on the acquisition of more than 20% of the Company’s voting capital by foreigners, as provided for in the Brazilian Aeronautics Code (Código Brasileiro de Aeronáutica) and any other restrictions that might become imposed by the Policy for Trading Shares Issued by the Company.

Shareholders’ Preemptive Rights. Shareholders, pursuant to article 171, § 3º, of Law nº 6.404/76 as amended, shall not have preemptive rights in the acquisition or exercise of the stock option right according to the Plan.

12. EFFECTIVE DATE AND EXPIRATION OF THE PLAN

Effectiveness. The Plan shall become effective pursuant to the approval by the Company’s Special Shareholders’ Meeting and shall remain in effect for the period of ten (10) years. It may, however, be terminated, at any time, by decision of a Special Shareholders' Meeting, by the Company's Restructuring (as described below), by the Company's Winding Up and Liquidation or by the canceling of its registration as a publicly-held company.

Termination by Lapse of Time. The termination of the Plan’s effectiveness by lapse of the time established for same shall affect neither the validity of the options previously granted and still in force nor the limitations on the negotiability of the shares and/or the preemptive right instituted herein.

Restructuring of the Company. Restructuring of the Company means the merger, fusion, spin off or corporate restructuring of the Company, in which the Company is not the remaining Company, or the sale of substantially all of the Company’s assets, or the transfer of the Company’s control.

Termination by Shareholders’ Decision. The termination of the Plan’s effectiveness by decision of the Company’s shareholders shall affect neither the validity of the options previously granted and still in force nor the limitations on the negotiability of the shares and/or the preemptive right instituted herein.

Termination Caused by the Restructuring of the Company. At the time of the Restructuring of the Company, the Plan shall be terminated and any option granted up to then shall become extinct. Should the documents determining the restructuring establish in writing, in connection with such transaction, the maintenance of the Plan and the assumption of the options granted up to then with the replacement of such options by new ones, the succeeding company—or its affiliate or subsidiary—shall assume the relevant adjustments in the number, class and price of shares and, in this case, the Plan shall continue in the form then provided.

Termination by the Winding Up, Liquidation or Canceling of its Registration as a Publicly-Held Company. In the cases of cancellation of registration as a publicly-held company, winding up or liquidation of the Company, the Plan and the options granted based on it shall become automatically extinct.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 07, 2004

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Richard F. Lark, Jr.
Name: Richard F. Lark, Jr. Title: Vice President – Finance, Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.